Exhibit 99.3

Mercer Park Brand Acquisition Corp. Announces $50 Million Equity Investment from The Parent Company

Additional Strategic Capital Commitment Complements Total Private Placement of $135 mm and Includes Additional Long-Term Supply and Retail Agreements

TORONTO, May 17, 2021 -- Mercer Park Brand Acquisition Corp. (NEO: BRND.A.U; OTCQX: MRCQF; “BRND” or the “Company”), a Special Purpose Acquisition Company (‘SPAC’) which has entered into a definitive agreement to merge (the “Glass House Group Transaction”) with GH Group, Inc. (“GH Group”), California’s leading fully-integrated cannabis business, announced today that it has upsized its previously announced equity private placement to include a US$50 million proposed investment commitment from TPCO Holdings Corp (“The Parent Company”). Including The Parent Company investment, Mercer Park has raised $135 million of private placement capital in connection with the transaction. The commitment is subject to customary approvals and conditions and is expected to close contemporaneously with the closing of the Glass House Group Transaction.

In addition, GH Group and The Parent Company (NEO: GRAM.U; OTCQX: GRAMF) have entered into a letter of intent regarding both a long-term supply agreement, whereby The Parent Company will source a variety of premium flower and trim from GH Group, and a retail distribution agreement, which would see The Parent Company’s suite of branded products sold across GH Group retail locations (“the Agreement”). The Agreement, together with the investment by The Parent Company, will accelerate the expansion of GH Group’s Southern California greenhouse project, and creates a strategic partnership between two of the best-funded players in the California cannabis landscape. The agreement is contingent on the investment commitment and is subject to final negotiation of terms and conditions and internal approval.

“Glass House is known for its ability to grow high-quality cannabis at scale, and this proposed partnership reflects both its market leadership in California and its ability supply the most discerning of customers,” said Jonathan Sandelman, Chairman of BRND. “This transaction demonstrates the power of the Glass House business model and brand. We are extremely pleased to work with The Parent Company and their family of popular brands, including Monogram, Caliva, Deli and many others. We and look forward to expanding the availability of our cannabis products for customers across California.”

Steve Allan, CEO of The Parent Company, added, “California is the largest and most discerning cannabis market in the world. We are thrilled to have sourced an aligned 10-year supply partnership with Glass House, as well as to have our branded products in Glass House retail stores for years to come. With this announcement, The Parent Company and Glass House have created an alliance at a scale unlike any other in California cannabis.”

Kyle Kazan, CEO of Glass House Group, added, “We’ve known the senior team at The Parent Company for quite some time and are excited to deepen our relationship with them. We see it as a solid win-win and are excited to shorten the time in growing our increased supply chain at our new 5,500,000 square foot greenhouse facility.”

About Mercer Park Brand Acquisition Corp.

BRND is a special purpose acquisition corporation launched in May 2019 to create the leading branded cannabis company in the U.S. For more information about BRND, please visit the BRND website at www.mercerparkbrand.com.

About GH Group, Inc.

GH Group is a rapidly growing, vertically integrated, California-focused organization that strives every day to realize its vision of excellence: compelling cannabis brands, produced sustainably, for the benefit of all. Led by a team of expert operators, proven businesspeople, and passionate plant lovers, it is dedicated to delivering rich cannabis experiences with respect for people, for the environment, and for the community, and an abiding commitment to justice, social equity, and sustainability.

Risk Factors

This investment opportunity involves a high degree of risk. You should carefully consider the risks and uncertainties described under “Risk Factors” in the Prospectus. If any of the risks and uncertainties described thereunder actually occur, alone or together with additional risks and uncertainties not currently known to BRND or GH Group, or that they currently do not deem material, BRND’s and GH Group’s business, financial condition, results of operations and prospects may be materially adversely affected. There can be no assurance that the agreements with The Parent Company will be completed, or that the Glass House Group Transaction will be completed, or, if it is, that the resulting company will be successful.

Additional Information About the Proposed Business Combination and Where to Find It

BRND and GH Group urge investors, shareholders and other interested persons to read the documents (including the Prospectus and Circular) filed with Canadian securities regulatory authorities in connection with the Glass House Group Transaction, as these materials contain important information about BRND, GH Group, the resulting company and the Glass House Group Transaction.

Company Contact:

Megan Kulick

T: (646) 977-7914

Email: IR BRND@mercerparklp.com

Investor Relations Contact:

Cody Cree or Jackie Keshner

Gateway Investor Relations

T: (949) 574-3860

Email: BRND@GatewayIR.com